

TSX, NYSE American
Symbol: TMQ

News Release

Trilogy Announces Details of the 2022 Field Exploration Program

June 8, 2022 – Vancouver, British Columbia – Trilogy Metals Inc. (**TSX, NYSE American: TMQ**) ("Trilogy" or the "Company") is pleased to announce that Ambler Metals LLC ("Ambler Metals"), the joint venture operating company equally owned by Trilogy and South32 Limited (ASX, LSE, JSE: S32; ADR: SOUHY) ("South32"), has commenced mobilization for the upcoming exploration field program at the Upper Kobuk Mineral Projects ("UKMP") located in northwestern Alaska. The UKMP includes the Arctic (volcanogenic massive sulphide, or "VMS") deposit ("Arctic"), the Bornite (carbonate-hosted copper, or "CHC") deposit ("Bornite"), and prospective adjoining mining claims.

On May 11, 2022, the owners of Ambler Metals approved an updated summer field program resulting in an overall fiscal 2022 budget of approximately US$26.2 million for the advancement of the UKMP. The entire amount is fully funded by Ambler Metals and will consist of a minimum 10,000 meters of diamond drilling with additional meters contingent on drill performance, weather and approval of supplementary budgets.

The 2022 exploration program is aligned with the strategy developed by Trilogy and South32. Priorities are advancing Arctic with additional infill drilling to further improve the confidence in the resource and the completion of a geotechnical study to further de-risk the project. Exploration outside of the Arctic deposit will focus on discovering copper-rich satellite deposits near Arctic, and in the Cosmos Hills and the Ambler Lowlands along strike from Bornite (see Figure 1).

Preparations are underway with the mobilization of crews and equipment in progress, and drilling is expected to commence in early June. Major Drilling ("Major") was awarded a multi-year contract to provide three diamond drill rigs with crews. Major has experience at the UKMP from drill campaigns in 2017, 2018 and 2019. The drill program is helicopter-supported and is based out of Ambler Metals' expanded 90-person camp at Bornite.

Tony Giardini, President and CEO of Trilogy, commented, "I am very excited that we will soon be opening camp for the 2022 exploration program. We expect to commence drilling by early June with first assay results being available in early fall. The proposed exploration program will be one of the largest programs in the history of drilling within the Ambler Mining District and we expect that it will allow us to expand our geological knowledge of this emerging world-class mining district."

Richard Gosse, VP Exploration of Trilogy, commented, "We are pleased with the collaboration between South32, Ambler Metals and Trilogy geoscientists in developing this year's exploration program. The team had numerous meetings to interpret and discuss the results of last year's program and they've come up with some very compelling targets and target areas, ranging from reconnaissance targets to well mineralized prospects that have never previously been drilled – that are a priority for the Ambler Metals team to evaluate this summer."

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Arctic Work Plan

Following last year's 4,100-meter (18-hole) infill, metallurgical and geotechnical drill program, this year's program involves a minimum 6,000 meters in 27 holes, as part of an 8,400-meter infill program to increase confidence from Indicated to Measured in areas of the mineral resource block model that would be mined during the first four years of production based on Trilogy's Feasibility Study[†] mine plan and with the highest estimated value (see Figure 2).

In addition, three to five holes totaling 500 to 750 meters are planned to complete a geotechnical and hydrogeological assessment of Arctic that SRK Consulting commenced last year.

Ambler Belt: VMS Exploration

During the 2021 field season, geological mapping near Arctic assisted in defining three shallow VMS targets that Ambler Metals plans to drill this summer (see Figure 3). All three targets are visible in the airborne electromagnetic ("EM") data acquired during the 2019 Versatile Time Domain Electromagnetic ("VTEM") survey that was recently reprocessed by Condor Geophysics. A first pass drill program at the three targets will require a minimum of 1,100 meters.

- Riley Ridge – Located 2km NW of Arctic. Conductor plate modelling defined a discrete conductor approximately 100 to 200 meters from surface, beneath meta-rhyolite and silicified graphite mica schist that are interpreted to be the immediate hanging wall of the projected Arctic horizon. The conductor is the easternmost in a string of VTEM anomalies that trends for 6km across the COU target area that was mapped by Ambler Metals last year.

- 98-9 – Located 3-4km NE of Arctic. The 98-9 prospect was discovered by Kennecott in 1998 but has never been drilled. Outcropping copper oxide mineralization occurs within a 50-meter vertical thickness of folded and altered Ambler sequence in two narrow gullies over 100 meters. Along strike to the south is a moderate airborne EM anomaly that is +500 meters in length and covered by alluvium. Kennecott completed three short soil lines over the EM anomaly, which produced a moderately strong Cu-Zn-Pb (+Ba-Cd-Au) anomaly. Further work was recommended, however Kennecott ceased exploration in the belt later that year.

- East Dead Creek – Located 6km NW of Arctic. East Dead Creek was discovered by Kennecott in 1998 while following up top ranked airborne EM anomalies. At the time, alteration at East Dead Creek was noted to be the most intense in the district outside of Arctic and a soil survey outlined a 1.4km by 1km area of anomalous base metal geochemistry. Due to weather and safety, Kennecott drilled only one of their five drill targets at East Dead Creek – hole 98-3-01 collared uphill of sub-cropping gossan, encountered three 1 to 4.5-meter-thick zones of semi-massive sulphides with chalcopyrite and sphalerite in the top 40 meters of the hole. Conductor plate modelling of the VTEM data defined several strong shallow conductors above a weakly conductive horizon interpreted to be the graphitic schist intersected in the lower part of hole 98-3-01. Ambler Metals' first hole will be directed towards the strongest of these shallow conductors, located about 600 meters up dip of the semi-massive sulphides in hole 98-3-01.

[†] "Arctic Feasibility Study Alaska, USA NI 43-101 Technical Report" with an effective date of August 20, 2020 and a release date of October 2, 2020

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In addition, Ambler Metals plans to conduct additional geological mapping and soil sampling at several other VMS prospects in the belt, including Ambler, Dead Creek, Sunshine and COU, as well as at high-priority VTEM anomalies.

Cosmos Hills and the Ambler Lowlands: CHC Exploration

Last year's exploration program for CHC, including soil sampling, detailed structural mapping, relogging historical core, trenching and two drill holes, outlined four areas for drilling. This year, in addition to drilling, which is expected to total about 2,400 meters, further detailed mapping and soil sampling and a minimum 2,000 meters of trenching are planned around Pardner Hill and the Bornite East target area.

- Bornite West – Last year, hole RC21-267, a scout hole located 2km west of Bornite, encountered low grade copper in Bornite sequence carbonates. The intersection is encouraging as the hole was sited about one kilometer along the projected NE trend of mineralization at Pardner Hill, a 3km copper soil and rock geochemical anomaly in rubble cropping dolostone. Follow up holes, both up-dip and down-dip of hole RC21-267 are planned for this year.

- Pardner Hill Zone – From 1961 to 1964, Kennecott defined a zone of shallow stratabound copper mineralization over an area of approximately 150 meters by 400 meters and varying from 5 meters to 35 meters in thickness. The zone which is open to the northwest, west and southwest, will be tested with three holes this summer.

- Pardner Hill North – An additional two scout holes located 250 to 500 meters to the NE of the Pardner Hill mineralized zone are contingent on the results of the trenching program that will begin in June.

- Ambler Lowlands – The second hole Ambler Metals drilled targeting the Bornite sequence carbonates in 2021, hole ALL21-001, was a stratigraphic hole located in the Ambler Lowlands, a 10-kilometer-wide glaciated valley separating Arctic and Bornite that is virtually unexplored despite its proximity to these deposits. Hole ALL21-001 was designed to redrill one of the only two holes ever drilled in the valley – NANA-1, drilled in 1974, which historical drill logs show intersected dolomitized carbonate and carbonate breccia similar to the carbonates that host the Bornite deposit. Unfortunately, hole ALL21-001 was lost at a depth of 300 meters, above the expected depth of the Bornite sequence. Ambler Metals proposes to re-enter and complete the hole this summer contingent on drill production and weather.

Figure 1. UKMP Prospective Areas and Key Prospects



Ambler
Sunshine
Dead Creek
98-9
Arctic
Ambler Lowlands
Bornite West
Bornite
Pardner Hill
RC21-267
Prospect - VMS
Prospect - CHC
Priority VTEM anomaly
Ambler Metals - State Claims
Ambler Metals - NANA Lands
Ambler Prospective Areas
Ambler geological sequence
Bornite geological sequence
0
10 km

Figure 2. Arctic Drill Plan



612500
613000
613500
614000
7453500
7453000
7452500
Conceptual Pit Outline
0
250
metres
2022 Arctic Drill Plan
Infill drill hole: minimum 6000m (27 holes)
Infill drill hole: remaining 2400m (17 holes)
Geotechnical hole: 500m (3 holes)
All 2021 drill holes
All previous holes

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Figure 3. Drilling Locations Near the Arctic Project


East Dead Creek
98-3-01
Dead Creek
98-9
Riley Ridge
COU
conceptual pit outline
Arctic
Arctic SE
Lithology
Calcareous schist
Calc-silicate schist
Greenstone
Marble
Muscovite quartz feldspar schist
Undifferentiated schist
Meta-rhyolite porphyry
Rhyolite porphyry
Proposed 2022 drill target
Prospect - VMS
VTEM anomaly
0
2 km

Qualified Person

Richard Gosse, P.Geo., Vice President Exploration for Trilogy, is a Qualified Person as defined by National Instrument 43-101. Mr. Gosse has reviewed the scientific and technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration and development company which holds a 50 percent interest in Ambler Metals LLC, which has a 100 percent interest in the Upper Kobuk Mineral Projects in northwestern Alaska. On December 19, 2019, South32, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 181,387 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy's vision is to develop the Ambler Mining District into a premier North American copper producer.

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Company Contacts

Tony Giardini
President & Chief Executive Officer

Elaine Sanders
Vice President & Chief Financial Officer

604-638-8088 or 1-855-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements relating to the proposed 2022 field exploration program at the UKMP; the merits of the UKMP; the Company's ability to complete at least 10,000 meters of diamond drilling at Arctic; the completion of a geotechnical study; the Company's ability to de-risk the project; the commencement of drilling in early June; the timing of the first assays; the size of the Company's exploration program; the Company's targets for the exploration program; the Company's ability to meet its targets; the Company's ability to advance the project to a construction decision; the Company's ability to complete a minimum of 6,000 meters in 27 holes and a 9,000 meter infill program; the future conversion of Arctic resources from indicated to measured; the completion of drilling to support the completion of a geotechnical and hydrogeological assessment of Arctic; Amber Metals' plan to conduct additional geological mapping and soil sampling; the outcome of the Bornite West drilling; the start of and drilling plans for the Pardner Hill trenching program; Ambler's ability to re-enter and complete the stratigraphic hold located in the Amber Lowlands; and the Company's ability to develop the Amber Mining District into a premier North American copper producer are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving the impact of the COVID-19 pandemic; success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, prices for energy inputs, labour, materials, supplies and services, uncertainties involved in the interpretation of drilling results and geological tests, unexpected cost increases and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2021 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.